

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Thomas A. Kelly
Chief Financial Officer
Crown Holidings, Inc.
770 Township Line Road
Yardley, PA 19067-4232

  Re: Crown Holidings, Inc.
    Form 10-K for the Year Ended December 31, 2020
    Form 8-K furnished July 19, 2021
    File No. 000-50189

Dear Mr. Kelly:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 8-K furnished July 19, 2021

Exhibit 99, page 1

1. We note that your earnings release discloses "Pro Forma" Adjusted EBITDA, which appears to represent a non-GAAP measure that adds back the results of discontinued operations. Please tell us why you believe this presentation is meaningful to an investor. In addition, please explain to us how you considered the guidance in Question 100.04 in the updated Compliance and Disclosure Interpretations related to the use of individually tailored recognition and measurement methods.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing